REPORT UNDER
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
NATIONAL INSTRUMENT 62-103

(1)	Name and address of the offeror

RAB Special Situations L.P. (“Special Situations”), a Delaware Limited Partnership located at 1 Adam Street, London, UK with a registered address at 30 Old Rudnick Lane, Dover, Delaware, United States.

(2)
Designation and number or principal amount of securities and the offeror’s security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances

On November 29, 2004, each of Special Situations, H FR H E Europe Fund amental Master Trust (“HFR”) and RAB UK Fund Limited (“UK”) (collectively the “Subscribers”) entered into a Subscription Agreement w ith Starfield Resources Inc. (the “Company”) whereby they subscribed for a total of 4,000,000 units of the Company (the “Units”), at a price of Cdn .$0.45 per Unit (the “Private Placement”). Each Unit consists of one common share (a “Share”) and one half of one share purchase warrant (each whole warrant being a “Warrant”) of the Company. Each Warrant entitles the Subscribers to purchase one Share for a period of twenty-four (24) months after closing at a price of Cdn $0.75 per Share.

Special Situations:

As part of the Private Placement, Special Situations acquired 3,000,000 Units.

Special Situations has ownership of and control over the securities purchased in the Private Placement. The purchased securities represent approximately 3.81% of the issued and outstanding Shares on a partially diluted basis (assuming exercise of its Warrants) (“Partially D iluted Basis”).

HFR:

HFR may be considered a joint actor with Special Solutions.

As part of the Private Placement, HFR acquired 328,400 Units.

HFR has ownership of and control over the securities purchased in the Private Placement. The purchased securities represent approximately 0.42% of the issued and outstanding Shares on a partially diluted basis (assuming exercise of its Warrants) (“Partially Diluted Basis” ).

UK:

UK may be considered a joint actor with Special Solutions.

As part of the Private Placement, UK acquired 671,600 Units.

UK has ownership of and control over the securities purchased in the Private Placement. The purchased securities represent approximately 0.86% of the issued and outstanding Shares on a partially diluted basis (assuming exercise of its Warrants) (“ Partially Diluted Basis” ).

(3)
Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

Immediately after the Private Placement described in (2):

	i.	Special Situations owned 8,625,000 Shares and 7,125,000 Warrants representing approximately 12.72% of the issued and outstanding Shares on a Partially Diluted Basis.
	ii.	HFR ow ned 328,400 Shares and 164,200 Warrants representing approximately 0.42% of the issued and outstanding Shares on a Partially Diluted Basis.
	iii.	UK ow ned 2,571,600 Shares and 1,585,800 Warrants representing approximately 3.52% of the issued and outstanding Shares on a Partially Diluted Basis.

(4)	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which

	(i)	the offeror, either alone or together with any joint actors, has ownership and control

Special Situations together w ith joint actors, has ownership of and control over, assuming exercise of the Warrants, 20,400,000 Shares representing approximately 16.25% of the issued and outstanding Shares on a Partially Diluted Basis.

	(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor

Not applicable.

	(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

(5)	Name of the market in w hich the transaction or occurrence that gave rise to the news release took place The transaction took place off the market by way of private placement.

(6)

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

The Subscribers purchased Units for investment purposes only and not with the purpose of influencing the control or direction of the Company. Special Situations together with joint actors, if any, may, subject to market conditions, make add itional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. Special Situations together with joint actors, if any, does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of the Company.

(7)

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection w ith the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities

Each certificate representing the Warrants purchased by the Subscribers, contains a restriction that w ill only permit the Warrants to be exercised if the hold er, together w ith any person or company acting jointly or in concert w ith the hold er, w ill in the aggregate beneficially ow n, or exercise control or direction over that number of voting securities of the Company which is less than 20% of the total issued and outstand ing voting securities of the Company, immed iately after giving effect to such exercise.

(8)

Names of any joint actors in connection w ith the disclosure required by this report

Special Situations may be consid ered a joint actor w ith each or both of H FR and UK, as the case may be, as a result of RAB Capital plc, acting as an investment manager for Special Situations, HFR and UK, und er three (3) separate investment management agreements.

The filing of this report, how ever, is not an admission that Special Situations, HFR or UK are joint actors.

(9)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror

As part of the Private Placement, Special Situations, HFR and UK acquired 3,000,000 Units, 328,400 Units and 671,600 Units respectively (a total of 4,000,000 Units in the aggregate) at a price of Cdn .$0.45 per Unit.

(10)
If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

DATED at London, United Kingdom this 2nd day of December, 2004.

RAB SPECIAL SITUATIONS L.P.

By:	(signed) “ William Philip S. Richards”
Name: William Philip S. Richards Title: Director of RAB Partners Limited, General Partner